Exhibit 99.1

ADC Therapeutics Announces FDA Accepts Biologics License Application and Grants Priority Review for Loncastuximab Tesirine for Treatment of Relapsed or Refractory Diffuse Large B-cell Lymphoma

•    Prescription Drug User Fee Act target action date of May 21, 2021

Lausanne, Switzerland, November 20, 2020 – ADC Therapeutics SA (NYSE: ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, today announced that the U.S. Food and Drug Administration (FDA) has accepted its Biologics License Application (BLA) for loncastuximab tesirine (Lonca) for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) and granted priority review status. The FDA has set a Prescription Drug User Fee Act (“PDUFA”) target date of May 21, 2021.

“The FDA’s acceptance of our BLA and granting of priority review for Lonca is a tremendous accomplishment that brings ADC Therapeutics one step closer to being able to offer patients with relapsed or refractory DLBCL a greatly needed new treatment option in 2021,” said Chris Martin, Chief Executive Officer of ADC Therapeutics. “We look forward to working with the FDA during its review of our BLA submission for Lonca. Our organization remains focused on robust planning for a successful launch next year.”

The BLA submission is based on data from LOTIS 2, the pivotal Phase 2 multi-center, open-label, single-arm clinical trial evaluating the efficacy and safety of Lonca in patients with relapsed or refractory DLBCL following two or more lines of prior therapy. In June 2020, the Company presented maturing data from LOTIS 2 at the virtual 25th Congress of the European Hematology Association. As of the April 6th cutoff date, Lonca demonstrated an overall response rate of 48.3% (70/145 patients) and a complete response rate of 24.1% (35/145 patients). The tolerability profile was manageable with the most common grade ≥3 treatment-emergent adverse events in ≥10% of patients being: neutropenia (25.5%) with low incidence of febrile neutropenia (3.4%), thrombocytopenia (17.9%), GGT increase (16.6%) and anaemia (10.3%).

Data from subgroup analyses of LOTIS 2 will be presented in a poster (abstract #1183) at the upcoming 62nd American Society for Hematology (ASH) Annual Meeting on Saturday, December 5, 2020.

About Loncastuximab Tesirine (Lonca)

Loncastuximab tesirine (Lonca, formerly ADCT-402) is an antibody drug conjugate (ADC) composed of a humanized monoclonal antibody directed against human CD19 and conjugated through a linker to a pyrrolobenzodiazepine (PBD) dimer cytotoxin. Once bound to a CD19-expressing cell, Lonca is designed to be internalized by the cell, following which the warhead is released. The warhead is designed to bind irreversibly to DNA to create highly potent interstrand cross-links that block DNA strand separation, thus disrupting essential DNA metabolic processes such as replication and ultimately resulting in cell death. CD19 is a clinically validated target for the treatment of B-cell malignancies.

Lonca, the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR), which exceeded the target primary endpoint. Lonca is also being evaluated in LOTIS 3, a Phase 1/2 clinical trial in combination with ibrutinib in patients with relapsed or refractory DLBCL or mantle cell lymphoma, and LOTIS 5, a Phase 3 confirmatory clinical trial in combination with rituximab in patients with relapsed or refractory DLBCL.

About ADC Therapeutics

ADC Therapeutics SA (NYSE: ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to confirmatory Phase 3 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown in a Phase 1 clinical trial an 86.5% ORR in HL patients at the dose selected for Phase 2. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, addressable patient population, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

CONTACTS:

Investors
Amanda Hamilton
ADC Therapeutics
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Tel.: +1 917 288 7023

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Alexandre Müller
Dynamics Group
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6 Degrees
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